Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127405

SUPPLEMENT NO. 5, DATED MAY 3, 2007, TO THE PROSPECTUS DATED

OCTOBER 24, 2006 OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated October 24, 2006 as supplemented by our Supplement No. 1 dated December 8, 2006, our Supplement No. 2 dated March 29, 2007, our Supplement No. 3 dated April 4, 2007 and our Supplement No. 4 dated April 4, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 5 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the sections “Risk Factors” and “Real Estate Investments.”

Property Acquisitions

On March 28, 2007, we entered into a purchase agreement (the “Agreement”) with Henderson Global Investors Real Estate (No. 2) L.P. (acting by its general partner Henderson Global Investors Property (No. 2) Limited), an unrelated third party, to acquire 602 Central Boulevard located in Coventry, England, United Kingdom (the “Property”). Pursuant to the Agreement, on April 27, 2007, we acquired a fee interest in the Property for £11,200,000 ($22,284,000 using the weighted average exchange rate of $1.99/£1.00), which was funded using net proceeds from our initial public offering and debt proceeds of £5,500,000 ($10,945,000 assuming an exchange rate of $1.99/£1.00). Our borrowing of £5,500,000 ($10,945,000 assuming an exchange rate of $1.99/£1.00) is more fully described under “Financing” below. Upon closing, we paid our investment adviser, CBRE Advisors LLC, an acquisition fee in the amount of $221,340 (approximately equal to 1.00% of the £11,200,000 purchase price). This acquisition fee is not included in the £11,200,000 ($22,284,000 using the weighted average exchange rate of $1.99/£1.00) total acquisition cost of the Property.

The Property was built in 2002 and consists of a three-story office building containing approximately 49,985 rentable square feet and a surface parking lot completed in 2002. The office building is currently 100% leased to Capita Business Services Limited, part of The Capita Group plc, one of the UK’s largest business process outsourcing firms and the guarantor on the lease. Such lease is scheduled to expire on February 28, 2017; however, Capital Business Services Limited has a one-time option to terminate the lease on February 28, 2010 provided that it gives nine months prior written notice.

Financing

In connection with our acquisition of the Property as described above under “Property Acquisitions,” on April 27, 2007, our wholly-owned subsidiary, CBRERT Coventry Limited, entered into a £5,500,000 ($10,945,000 assuming an exchange rate of $1.99/£1.00) financing arrangement with The Royal Bank of Scotland plc. The loan is for a term of seven years and carries an all-in interest rate of 6.35%.